4Less Group, Inc.

106 W. Mayflower

Las Vegas, Nevada 89030

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Nicholas Lamparski

November 16, 2020

Re:	4Less Group, Inc.
Form 1-A
Originally Filed on September 22, 2020
File No. 024-11326
SEC Comment Letter dated November 10, 2020
Amendment Number 1 (filed on October 26, 2020)
Amendment Number 2 (filed on November 16, 2020)

Dear Mr. Lamparski:

Please find below our responses to the Commission’s November 10, 20, 2020 Comment Letter regarding the above-referenced 1-A. 4Less Group, Inc. is referred to herein as the “Company”, “we”, or “us”.

Amendment No. 1 to Offering Circular on Form 1-A filed October 26, 2020

Risk Factors

Risks Related to our Business

There is substantial doubt as to whether…page 18

Response to Comment 1

We have filed the Settlement Agreement as Exhibit 10.1.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Page 58.

Response to Comment 2

We have reconciled the disclosures regarding voting rights.

Location at pages 8, 71, 73

General

Response to Comment 3

We have provided context to our cost cutting plan and disclosed the amount of savings from the referenced cost savings areas at page 11. Additionally, we have filed the Settlement Agreement as Exhibit 10.1 and the lease agreements as Exhibits 10.2, 10.3, and 10.4.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our Regulation A Securities Counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 2.

Sincerely yours,

By:	/s/ Tim Armes
Tim Armes, Chief Executive Officer